PLASMA INNOVATIVE INC.

December 7, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Washington DC 20549

Re: Plasma Innovative, Inc.

Form S-1 Registration Statement

File No. 333-259772

Dear Sirs/Madam:

Plasma Innovative, Inc. hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the above-referenced registration statement be accelerated to 4:00 PM, Eastern Time, on Thursday, December 9, 2021, or as soon thereafter as practicable.

The Company hereby acknowledges that:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this matter, please contact Daniel H. Luciano, Esq., counsel for the Company.

Sincerely,

Plasma Innovative Inc.

/s/ Zhi Yang

Zhi Yang

President

cc: Daniel H. Luciano, Esq.